UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Braskem
—

Rio de Janeiro, April 20, 2026 – Petróleo Brasileiro S.A. - Petrobras, following up on the announcements of December 15, 2025, and February 12, 2026, informs that it has been notified by Novonor S.A. – Em Recuperação Judicial (“Novonor”), by NSP Investimentos S.A. (“NSP Inv.”), a subsidiary of Novonor, and by “Shine I Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada (‘FIDC’), a receivables investment fund, and Shine I Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada (“FIP”), both administered and managed by Vórtx Capital Gestora de Recursos Ltda. and advised by IG4 Sol. Ltda., regarding the execution of a Judicial Share Purchase and Sale Agreement and Other Provisions (Contrato de Compra e Venda Judicial de Ações e Outras Avenças), regulating, among other things, the terms and conditions for the judicial sale by NSP Inv. to the FIP of common shares and Class “A” preferred shares issued by Braskem, subject to the fulfillment of certain precedent conditions.

Petrobras’ Executive Board is evaluating the terms of the transaction in order to provide a final statement regarding the company’s non-exercise of the Preemptive and Tag Along Rights set forth in the current Braskem Shareholders’ Agreement, in accordance with the approval granted by Petrobras’ Board of Directors at its meeting held on February 11, 2026, as previously disclosed to the market.

Petrobras also informs that, on April 19, 2026, it received a binding letter through which FIP undertakes to enter into a new Braskem shareholders’ agreement with Petrobras, aiming to establish balanced governance of Braskem between FIP and Petrobras, including (i) the obligation to obtain consensus in all resolutions of the Board of Directors and General Shareholders’ Meeting, and (ii) the right for each party to appoint an equal number of members to the Board of Directors and the Executive Board.

These matters are being evaluated concurrently by the competent bodies within Petrobras. Accordingly, any material facts regarding the subject will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer